Paris, May 10, 2005
RESCHEDULING OF THE PRE-TRIAL ORDER DATE IN THE UNITED STATES PLAVIX® LITIGATION

Today sanofi-aventis announced that, at the request of sanofi-aventis, Apotex, and their respective affiliates, the U.S. District Court for the Southern District of New York has approved an extension of the date for submission by the parties of the pre-trial order in its Plavix® patent-infringement litigation with Apotex and Dr. Reddy’s Laboratories. The new date is, May 27, 2005. The submission date had previously been scheduled for May 13, 2005.

Sanofi-aventis is the world's third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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